EXHIBIT A

                      AMENDMENT TO BYLAWS OF COMARCO, INC.


The Bylaws of Comarco, Inc. are proposed to be amended as follows:


Article IV is amended by changing subdivision (a) and (b) of Section 1 thereof to read as follows:

     "Section 1.  Number of Directors.

              (a) The authorized number of directors shall be no less than five nor more than nine. The exact number of directors shall be fixed from time to time, within the limits specified in this subdivision, by an amendment of subdivision (b) of this section adopted by the Board of Directors.

               (b) The exact number of directors shall be five until changed as provided in subdivision (a) of this section."